Exhibit 12.1

Von Hoffmann Corporation
Ratios: Calculation of Earnings to Fixed Charges

STATEMENT RE: COMPUTATION OF RATIOS
(In thousands)

	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
Income (loss) before income taxes and extraordinary item	$(7,240)	$(8,813)	$(11,512)	$(6,289)	$(5,078)
Interest expense	36,805	42,151	38,127	39,086	42,273

Adjusted earnings (loss)	$29,565	$33,338	$26,615	$32,797	$37,195

Interest expense	$36,805	$42,151	$38,127	$39,086	$42,273

Adjusted fixed charges	$36,805	$42,151	$38,127	$39,086	$42,273

Ratio of earnings to fixed charges	0.80	0.79	0.70	0.84	0.88

Deficiency in earnings	$7,240	$8,813	$11,512	$6,289	$5,078